Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

			Six Months
	Years Ended		Ended	Years Ended
	January 3, 2009	December 29, 2007	December 30, 2006	July 1, 2006	July 2, 2005	July 3, 2004
Earnings, as defined:
Income from continuing operations before income tax expense, minority interest and income/loss from equity investees	$163,195	$185,321	$112,830	$417,543	$343,099	$397,512
Fixed charges	179,003	223,395	90,168	44,366	52,596	52,743
Amortization of capitalized interest	3,632	3,676	2,024	4,227	5,000	6,438
Distributed income of equity investees	—	—	—	—	3,030	3,943
Interest capitalized	(4,047)	(2,184)	(1,904)	(4,656)	(1,694)	(1,353)
Minority interest in pre-tax income	(158)	(1,195)	(910)	(1,224)	(55)	100

Total earnings, as defined	$341,625	$409,013	$202,208	$460,256	$401,976	$459,383

Fixed charges, as defined:
Interest expense	$155,280	$201,131	$78,692	$26,075	$35,244	$37,411
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,032	6,475	2,279	—	—	—
Interest factor in rental expenses	17,691	15,789	9,197	18,291	17,352	15,332

Total fixed charges, as defined	$179,003	$223,395	$90,168	$44,366	$52,596	$52,743

Ratio of earnings to fixed charges	1.91	1.83	2.24	10.37	7.64	8.71
Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest factor.